Exhibit 99.2

NICE Actimize Wins 2024 Datos Insights Fraud & AML Impact Award for Best
AML Transaction Monitoring Innovation

NICE Actimize’s embedded AI improves customer experience and AML program operational efficiency

Hoboken, N.J., October 8, 2024 – NICE Actimize, a NICE (NASDAQ: NICE) business, today confirmed that NICE Actimize was named the winner of the 2024 Datos Insights Fraud & AML Impact Award for Best AML Transaction Monitoring Innovation. The Fraud & AML Impact Awards program identifies the organizations and vendors whose new and disruptive financial crime solutions counter escalating financial crime threats

The award winners and finalists were selected based on the following criteria, which were considered when scoring each entry: level of innovation, competitive advantage, market need, financial crime risk mitigation, impact on customer experience and operational efficiency, integration and scalability, and future roadmap.

NICE Actimize was awarded for its advanced Embedded AML AI, a comprehensive set of AI-driven capabilities that enhance NICE Actimize's Transaction Monitoring solution. By leveraging advanced AI and machine learning techniques, its embedded AI can ingest and analyze vast amounts of data to segment customers, detect anomalies, uncover hidden relationships, prioritize alerts, and generate insights.

“Organized crime is relentlessly bombarding society with scams, automated bots, synthetic identities, mule activity, and application fraud. The ongoing economic uncertainty is compelling organizations to manage costs more carefully and find ways to improve operational efficiency and resource utilization,” said Chuck Subrt, Fraud & AML Practice Director at Datos Insights. “The financial services industry is doubling down on innovation, automation, and data to tackle this confluence of challenges and risks. Congratulations to NICE Actimize on this year’s win in the AML transaction monitoring category.”

Craig Costigan, CEO, NICE Actimize, said, “With the right use of next-gen technology, financial institutions can increase efficiency and effectiveness within their AML programs. AI has proven effective when applied to fighting financial crime and more recently generative AI capabilities have emerged to help investigation teams catch criminals with precision. Thank you to Datos Insights for recognizing our innovation.”

By leveraging advanced AI and machine learning techniques, NICE Actimize’s Embedded AI AML empowers FIs to improve the accuracy and efficiency of their AML operations, leading to better risk management, reduced costs, and enhanced regulatory compliance, noted Datos Insights.

The winners were selected by a panel of fraud and AML industry experts and Datos Insights strategic advisors. The identification of any Datos Insights award winners or silver medalists is not an endorsement by Datos Insights of any vendor, product, or service.

About Datos Insights
Datos Insights delivers the most comprehensive and industry-specific data and advice to the companies trusted to protect and grow the world’s assets, and to the technology and service providers who support them. Staffed by experienced industry executives, researchers, and consultants, we support the world’s most progressive banks, insurers, investment firms, and technology companies through a mix of insights and advisory subscriptions, data services, custom projects and consulting, conferences, and executive councils. www.datos-insights.com (info@datos-insights.com

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.